Exhibit 99.1

For immediate release

Alcon Announces Wolfgang Reichenberger to Leave Board

HUNENBERG, Switzerland - December 6, 2005 - Alcon, Inc. (NYSE:ACL) announced today that Wolfgang Reichenberger advised the board of directors that he will be stepping down from his position as a director of Alcon, effective December 31, 2005. This decision follows his announcement that he will be leaving Nestlé S. A. at the end of 2005 to set up and manage the Nestlé Growth Fund. The board of directors will consider and advise after its next Board meeting, in February, 2006, as to the candidate for consideration by the shareholders to fill this position at the Alcon Annual General Meeting to be held on May 2, 2006.

Mr. Reichenberger has been a director of Alcon since its initial public offering in 2002 and has contributed greatly to Alcon's strategic business and financial direction over the past three years. Alcon extends its thanks and appreciation to Mr. Reichenberger for his contribution to the Company and wishes him every success in his future endeavors.

About Alcon

Alcon, Inc. is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

For information, contact:

Doug MacHatton – Alcon Investor Relations and

Strategic Corporate Communications 800-400-8599 or

Carol Massey – Strategic Corporate Communications

817-551-8058

www.alconinc.com